Exhibit 8.1
Subsidiaries of Sun Media Corporation

Jurisdiction of Incorporation or
Name of Subsidiary	Organization
Bowes Publishers Limited	British Columbia

Sun Media (Toronto) Corporation	British Columbia

Le Courrier du Sud (1998) inc.	Québec